Exhibit 99.2

ASML Holding N.V.

Remuneration Report

Contents

6	Message of the Supervisory Board

7	The Remuneration Committee

8	2014 Remuneration Policy - Board of Management

14	2014 Remuneration - Board of Management

18	2014 Remuneration - Supervisory Board

ASML HOLDING N.V. - REMUNERATION REPORT 2014

Message of the Supervisory Board

Dear Shareholders, dear Stakeholders,

We are pleased to present the Remuneration Report over the financial year 2014 (“the Report”). In this report you will find information on the remuneration of the Board of Management and the Supervisory Board of ASML Holding N.V. (“ASML” or “the Company”), based on the Remuneration Policy as adopted at the Annual Meeting of Shareholders on April 24, 2013 and effective per January 1, 2014 (the “2014 Remuneration Policy”).

The 2014 Remuneration Policy builds on the core principles that have served us for more than ten years:

•	Transparency: the policy and its execution need to be clear and practical;
•	Alignment: the remuneration is aligned with the ASML business needs and the remuneration policies for ASML’s senior management and other ASML employees;
•	Long-term orientation: the incentives to management need to focus on long-term value creation;
•	Compliance: ASML adopts the highest standards of good corporate governance, and
•	Simplicity: the policy and its execution are as simple as possible and easily understandable for all stakeholders.

This Report will provide a summary of the 2014 Remuneration Policy and its application in 2014.

In order to adequately support the Supervisory Board the Remuneration Committee met several times in 2014. The Supervisory Board decided upon the following main topics as prepared by the Remuneration Committee:

•	The performance levels achieved in 2014 and the corresponding variable remuneration pay-out;
•	The conditions for the long term incentive (LTI) award 2014-2016 and the applicable performance peer group;
•	The performance measures applicable for the variable remuneration 2014;
•

The proposal to the AGM to determine the number of shares needed for ASML employee share based incentives and the proposal to the AGM to approve the number of shares needed for the share based incentives for the Board of Management;

•	The base salary of the members of the Board of Management for 2014;
•	The preparation to adjustments to the pension arrangements of the Board of Management;
•	The preparation of some amendments to the 2014 Remuneration Policy.

With great sadness, the Remuneration Committee remembers Ms. H.C.J. (leke) van den Burg who passed away on September 28, 2014. leke was an engaged and knowledgeable member of the Remuneration committee and focused particularly on corporate governance, social policy and employee participation. The Remuneration Committee is grateful for the time leke dedicated to ASML over the past nine years.

We trust this report is sufficiently clear in outlining the remuneration details of the Board of Management and Supervisory Board in the financial year 2014.

The Supervisory Board

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The Remuneration Committee

The Remuneration Committee of ASML advises the Supervisory Board, and prepares resolutions with respect to the review and execution of the 2014 Remuneration Policy. The Supervisory Board approves the proposals of the Remuneration Committee and, in case of policy changes, submits the proposed remuneration policy to the General Meeting of Shareholders for adoption. On September 28, 2014, late Ms. H.C.J. (leke) van den Burg passed away and since then the Remuneration Committee is formed by Mr. W.H. (Wolfgang) Ziebart (Chairman) and P.F.M. (Pauline) van der Meer Mohr. The successor of leke van den Burg will be appointed by the Annual General Meeting on April 22, 2015 based upon the strengthened recommendation right of ASML’s Works Council.

Responsibilities of the Remuneration Committee

The Remuneration Committee:

•	Oversees the development and implementation of compensation and benefits programs for the members of the Board of Management;
•

Reviews and proposes the corporate objectives and targets relevant to the compensation of all members of the Board of Management, in cooperation with the Audit Committee and the Technology and Strategy Committee;

•

Evaluates the achievements of the Board of Management with respect to the short and long-term quantitative performance criteria in cooperation with the Audit Committee and the Technology and Strategy Committee. The full Supervisory Board evaluates the qualitative performance criteria. Furthermore, the Remuneration Committee recommends to the Supervisory Board the resulting compensation levels for the members of the Board of Management, based on this evaluation;

•	Conducts internal pay relativity analyses in order to assure appropriate pay differentials within the Company;
•	Analyses possible outcomes of the variable remuneration components and assesses how they may affect the remuneration of the Board of Management (scenario analyses);
•	Assesses the shareholding positions of the members of the Board of Management against the share ownership guideline of the 2014 Remuneration Policy; and
•	Reviews and proposes the remuneration of the Supervisory Board.

For a more comprehensive overview of the responsibilities of the Remuneration Committee, please refer to the Rules of Procedure of the Remuneration Committee as published on the website www.asml.com.

Activities during 2014

In 2014, the Remuneration Committee met four times in scheduled meetings. The Remuneration Committee meets without the Board of Management being present.

Role of the external advisor

The external advisor to the Remuneration Committee does not perform any other services for the Board of Management.

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2014 Remuneration Policy - Board of Management

The 2014 Remuneration Policy was adopted by the Annual General Meeting of Shareholders of April 24, 2013 and became effective per January 1, 2014. Some adjustments to this policy were adopted by the Annual General Meeting of Shareholders of April 23, 2014, and are applicable retro-actively as of January 1, 2014.

The 2014 Remuneration Policy supports the long-term development of the company in a highly dynamic environment, while aiming at fulfilling all stakeholders’ requirements. More than ever, the challenge for ASML is to drive technology, to serve its customers and to satisfy its stakeholders. These drivers are the backbone of the 2014 Remuneration Policy.

In this section, an overview is provided of the 2014 Remuneration Policy for the Board of Management, and the application thereof in 2014.

2014 Remuneration Policy
Base salary	•	Derived from the median level of the benchmark on Total Direct Compensation (conducted once every two years).
	•	The Remuneration Committee considers the appropriateness of any change in base salary in light of the market levels, as well as salary adjustments for other ASML employees.
Short term incentive	•	On target level (as % of base salary): 60%
	•	Maximum level (as % of base salary): 90%
	•	Targets are set on a mix of annual and semi-annual basis.
	•	Annual payout in cash, determined by the performance on financial objectives (weighted 60% in total) and qualitative objectives (weighted 40% in total).
Long term incentive	•	On target level (as % of base salary): 70%
	•	Maximum level (as % of base salary): 140%
	•	Annual award is based on the VWAP (Volume Weighted Average Price) of Q4 of the year preceding the grant.
	•	Number of shares at vesting is determined by both a financial (ROAIC - weighted 80%) and qualitative (weighted 20%) performance metric measured over a period of three calendar years.
Pension benefits	•	Positioned in line with general industry sample of companies in The Netherlands.

Philosophy and objectives

The objective of the 2014 Remuneration Policy is to enable ASML to attract, motivate and retain qualified industry professionals for the Board of Management in order to achieve ASML’s strategic goals. The policy acknowledges the internal and external context as well as the ASML business needs and long term strategy. The policy is designed to encourage behavior that is focused on long-term value creation, while adopting the highest standards of good corporate governance. The policy is aimed at motivating for outstanding achievements, using a combination of non-financial and financial performance measures. Technology leadership and customer value creation are the key drivers of sustainable returns to our shareholders.1

Reference group and market positioning

ASML offers a remuneration package that is competitive as compared to a relevant labor market. To define this market a reference group is created, consisting of companies that are comparable to ASML in terms of size and complexity, data transparency and geographical area. The median level in this reference group serves as a reference in determining the level of pay for the Board of Management.

1)	The Supervisory Board intends to propose certain amendments to the remuneration policy. The final proposal, together with an explanation, will be submitted by the Supervisory Board to the General Meeting of Shareholders for its approval. The amendments include (i) an amendment to the definition of ROAIC, which would be calculated on the basis of Net Operating Profit After Tax rather than Net Operating Profit and (ii) one of the performance measures for the short term incentive, Operating Cash Flow, will be substituted by Free Cash Flow and Cash Conversion Cycle. Both redefined performance measures have been applied in setting the variable pay of the Board of Management in 2014.

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The reference group consists of the following companies:

Company
Ahold	Infineon Technologies
Akzo Nobel	KPN
ASM International	Philips
DSM	Randstad
Electrolux	Rolls Royce
Fugro	Sandvik
Gemalto	SBM offshore
Heineken	Unilever
Imtech

In principle a benchmark with the reference group is conducted every two years. In the years without a market assessment, the Supervisory Board considers the appropriateness of any change of base salary on the market environment as well as the salary adjustments for other ASML employees. The Supervisory Board reviews the composition of the reference group with the frequency of the benchmark. Substantial changes to the composition will be submitted to the shareholders.

As a guiding principle, the ASML Total Direct Compensation (TDC) at the target level is benchmarked against the median TDC level of the reference group. TDC consists of base salary, a short term incentive (STI) and a long term incentive (LTI).

Base Salary

The level of base salary is not separately benchmarked, but derived from the Total Direct Compensation as described above and the policy on STI and LTI, as described below.

For 2014, the base salaries for ASML’s Presidents Mr. Wennink and Mr. Van den Brink were set in the middle between the benchmark results of a CEO and a benchmark of CTO/CFO-roles. The base salaries for the other members of the Board of Management were set in accordance with the benchmark results.

Short Term Incentive (STI)

The Short Term Incentive refers to the annual performance related cash incentive that is applicable to all members of the Board of Management. The target level of the STI is 60% of base salary. In case of excellent performance the maximum opportunity amounts to 90% of base salary.

In order to achieve alignment between the remuneration of the Board of Management and other ASML employees, the policy includes a modifier on the STI payout that is connected to the profit sharing program for employees. This modifier enables the Supervisory Board to discretionary adjust the STI payout of the Board of Management upward with 10% of base salary or downward with 20% of base salary. In 2014, the Supervisory Board has not made adjustments to the STI payout based on this modifier.

For the Short Term Incentive the following performance criteria have been applied in 2014:

On target payout (as % of base salary)

Financial	Board of Management

1 Direct Material Margin on New Systems (excl. EUV)	12.0%
2 Total Company Cost Base	12.0%
3 Cash (Free Cash Flow and Cash Conversion Cycle)	12.0%

Qualitative

4 Technology Leadership Index	12.0%
5 Market Position	12.0%

Total	60.0%

These performance measures reflect the drivers for ASML in a balanced mix of qualitative measures based on technology objectives and the quality of our service to customers, and quantitative financial measures. The weighting is equally set for all five performance measures on 20%, being 12% of base salary.

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For each of the performance criteria the Supervisory Board sets challenging, but realistic target levels. The target setting and performance review occur in principle on an annual basis. Direct Material Margin on New Systems, Total Company Cost Base and Free Cash Flow are set and reviewed semi-annually. All performance measures are set in advance and do not change during the performance period. The overall payout is annual and will be executed in the next financial year. The cash incentive is accrued during the performance period.

The performance target setting and performance evaluation are conducted in cooperation with the relevant committees of the Supervisory Board. The technology target is set and evaluated in cooperation with the Technology and Strategy Committee, whereas financial targets are set and evaluated in cooperation with the Audit Committee. The Company’s external auditor is engaged to perform agreed upon procedures to verify the consistent application of the approved calculation method and the accuracy of the calculations of STI outcomes.

The payout levels are prorated upon the level of achievement of the five performance criteria. There is no payout below threshold performance. Meeting threshold performance will result in a payout of 50% of target payout. In case of excellent performance the maximum payout is capped at 150% of target payout. The target payout is 60% of base salary.

Long Term Incentive (LTI)

The Long Term Incentive refers to the share based incentive. All members of the Board of Management are eligible to receive performance related shares. The target level of the Long Term Incentive is set at 70% of base salary. In case of excellent performance the maximum opportunity amounts to 140% of base salary.

The performance shares are conditionally granted on an annual basis to the members of the Board of Management.

The shares will become unconditional depending on the achievement of predetermined performance targets during a three-year performance period. Each performance period starts on the first day of the year of the grant. The number of performance shares to be conditionally awarded is calculated at the beginning of the period, using the volume weighted average share price of ASML during the last quarter of the year preceding the conditional award. Performance shares are granted in January of the year in which the three-year performance period starts, two days after the publication of ASML’s annual results.

Two types of performance measures relate to the Long Term Incentive: ASML’s relative Return On Average Invested Capital (ROAIC) position compared to the performance Peer Group and long term strategic qualitative targets to ensure ASML’s ability to keep performing at high standards. For the performance period 2014-2016 the qualitative targets relate to the longer term Technology Leadership Index and Sustainability. Like with the STI performance criteria, also the LTI criteria reflect the drivers of ASML: push technology development, earn the money to enable this, and do it in a responsible way. Details of the Company’s approach on sustainability are published in ASML’s Corporate Responsibility Report.

The LTI performance measures have the following weights:

LTI performance measure	Weight

ROAIC	80%
Technology Leadership Index	15%
Sustainability	5%

Total	100%

The intention is to increase the weight of the qualitative LTI measures over time while reducing the weight of the ROAIC component.

ROAIC as performance measure

ROAIC provides ASML’s rate of return on capital it has put to work, regardless of the capital structure of the Company. In other words, ROAIC is a fundamental metric to measure the value creation of the Company. In 2014, the ROAIC is calculated by dividing Net Operating Profit After Tax (NOPAT) by the Average Invested Capital (AIC).

The ROAIC of ASML is compared to a peer group consisting of a number of globally active companies in primarily the semiconductor industry, complemented by companies with a high capital base, high R&D investments and a long term investment horizon. These companies have been verified to show similar trend lines as ASML and compete with ASML for shareholder preference.

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ROAIC peer group

Company

Advanced Energy	KLA-Tencor

Applied Materials	LAM Research

ASM International	MKS Instruments

Caterpillar	Rockwell Collins

Joy Global	Teradyne

The peer group is reviewed and verified by the Supervisory Board on an annual basis in order to ensure the appropriateness of its composition before each conditional grant. The Supervisory Board may adjust the peer group on the basis of market circumstances (mergers, acquisitions, or other corporate activities significantly affecting their comparability with ASML). If a peer company is not available for the full three-year performance period, it will be replaced for this full performance period by a substitute company. These substitute companies have been identified in advance of each performance cycle and an objective model has been developed that determines which substitute replaces the peer company that no longer qualifies.

In 2013, Cymer was replaced by Teradyne according to the rules governing the substitutions of peer group companies for the LTI performance cycles of 2011, 2012 and 2013. The ROAIC evaluation of the 2012 performance cycle will be executed using the adjusted peer group after the completion of this cycle in 2014. Peer group data for this evaluation will be available in Q2 of 2015.

Performance incentive zone

The vesting of performance shares depends on the relative ROAIC position as compared to the peer group and the evaluation of the qualitative targets by the Supervisory Board. The vesting will be calculated at the end of the three-year performance period for all performance measures, based on a predefined payout matrix.

LTI payout matrix ROAIC

ROAIC - Vesting scheme

Relative ROAIC position (quantitative)	Payout as a % of target	Payout as a % of base salary

1	200%	112%
2	175%	98%
3	150%	84%
4	125%	70%
5	100%	56%
6	75%	42%
7	50%	28%
8	0%	0%
9	0%	0%
10	0%	0%
11	0%	0%

LTI payout matrix qualitative targets

For the Technology Leadership Index and Sustainability targets, the same threshold and maximum levels apply. The Supervisory Board, in cooperation with the relevant committees (Technology and Strategy Committee, Audit Committee and Remuneration Committee) will assess the performance achieved against the qualitative targets.

Performance assessment	Payout as % of target	Payout as % of base salary

Excellent	200%	28%

Overachieved	100% - 200%	14% - 28%

Achieved	100%	14%

Almost achieved	50% - 100%	7% - 14%

Threshold	50%	7%

Not achieved	0%	0%

The Company’s external auditor is engaged to perform agreed upon procedures to verify the consistent application of the approved calculation method and the accuracy of the calculations of LTI outcomes.

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The cost of the Company is calculated based on the maximum amount of shares that can be awarded and spread over the three-year performance period. Any performance shares granted shall, in any event, not be exercised in the first three years after the date of grant. The cost impact of the difference between the actual achievement after three years and the maximum achievement will be adjusted after the final performance year.

Holding period

The minimum holding period for members of the Board of Management is two years after the vesting date. This also applies to the members of the Board of Management at termination of their employment contract/management services agreement. The period before the Board of Management member obtains full rights to the shares will be five years in total.

In case tax payment is due by the members of the Board of Management over the retrieved variable income, performance shares may be partially sold within the holding period (“sell to cover”).

Share ownership guideline

In accordance with the 2014 Remuneration Policy, members of the Board of Management are required to hold at least the value of two times base salary in the form of shares. This ensures an alignment of the interest of members of the Board of Management with long term shareholder value throughout their employment with ASML.

Pensions

The pension arrangement for the Board of Management is set at the median of executive pensions in the Netherlands. The arrangement is aligned with the supplementary pension arrangement for ASML employees in the Netherlands. The plan is a defined contribution opportunity as laid down in Dutch fiscal regulations. The total defined contribution is a percentage of the pensionable salary, which is equal to the base salary minus Witteveen-threshold2, and depends on the participants age at the beginning of the year. The total net contribution is according to the maximum level as allowed by Dutch fiscal legislation, of which the participant contributes 4% of his pensionable salary.

Dependants pension and disability pension are insured on a risk basis, the premium of which is paid by ASML.

In 2014, the pension arrangement for members of the Board of Management is adjusted to comply with changes in Dutch pension legislation. The pensionable age moved from 65 years to 67 years of age; the accrual rates and premiums for risk insurances have been adjusted accordingly. In 2015, further changes as a result of amendments in Dutch pension legislation will be implemented.

Other benefits and expense reimbursements

In addition to the pension benefits mentioned, the members of the Board of Management also receive other benefits and expense reimbursements, such as company car costs, travel expenses, social security costs, health and disability insurance costs, and representation allowances. From December 2013 until May 2014, Mr. Nickl received a temporary allowance to cover relocation and housing costs (gross amount before taxes). Mr Meurice received a housing allowance until March 31, 2014.

Claw back, ultimum remedium, scenario analyses

In order to comply with the highest standards of corporate governance, the employment contracts/management services agreements of the members of the Board of Management include ultimate remedium and claw back provisions as well as a change of control arrangement as referred to below.

Extensive scenario analyses of the possible outcome of the variable remuneration component and its effect on the remuneration of the Board of Management are conducted once every two years. For this purpose, the effect of different performance scenarios on the level and composition of the remuneration have been analyzed and used for the design of the 2014 Remuneration Policy. An update of this scenario analyses will be executed in 2015.

2)	Dutch pension arrangements have a threshold in the buildup of pension entitlements. This threshold exists because all participants are assumed to be entitled to the Dutch state pension (AOW) and therefore do not need an additional pension over the first part of their pensionable income. The minimum level in the fiscal legislation for this threshold is related to the AOW allowance and is known as the Witteveen-threshold. This threshold is calculated as the annual AOW allowance (including holiday allowance) for a married person times 10/7. The Witteveen-threshold for 2014 is Euro 13,449.00.

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Term of appointment

Members of the Board of Management are appointed for a period of four years, after which reappointment is possible for consecutive terms of maximum four years. The appointment term of Messrs. Wennink and Van den Brink was converted from an indefinite period into a definite term of four years per the Annual General Meeting of Shareholders of April 23, 2014.

Notice period

The members of the Board of Management have a termination notice period of three months. ASML would need to apply a notice period of six months for termination without cause under the applicable employment or management services agreements with the members of the Board of Management.

Severance agreement

Employment agreements or management services agreements of members of the Board of Management contain specific provisions regarding benefits upon termination of these agreements. If the company gives notice under the agreement for reasons which are not exclusively or mainly found in acts or omissions on the side of the member of the Board of Management, a severance amount equal to one year base salary will be made available upon the effective date of termination.

This severance payment will also be made available in the event the member of the Board of Management gives notice of termination of the employment agreement or management services agreement due to a substantial difference of opinion between the respective member of the Board of Management and the Supervisory Board regarding his employment/management services agreement, his function or the ASML strategy.

Change in control

Board of Management members are also entitled to the aforementioned severance payment in the event ASML or its legal successor gives notice of termination under the employment contract or management services agreement due to a change in control or if the member of the Board of Management gives notice of termination which is directly related to such change in control and such notice is given within twelve months from the date on which the change in control occurs.

The Change in control provision includes a limitation of the payout under the LTI. This entails that the share price will be fixed on the average of i) the average closing share price over a period of 15 trading days prior to the first public announcement of change in control negotiations and ii) the average closing share price over a period of 30 trading days prior to the closing of the transaction.

Loans

ASML does not grant any personal loans or guarantees to members of the Board of Management.

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2014 Remuneration - Board of Management

The remuneration of the Board of Management for the financial year 2014 is based upon the 2014 Remuneration Policy, as adopted by the General Meeting of Shareholders on April 24, 2013, and which became effective per January 1, 2014. Some adjustments to the 2014 Remuneration Policy were adopted by the General Meeting of Shareholders on April 23, 2014, and are applicable retro-actively as from January 1, 2014. The Supervisory Board ensures that the policy and its implementation are linked to the company’s objectives.

Appointment of Mr. Nickl as new member of the Board of Management

ASML’s CFO Mr. Nickl was first appointed as member of the Board of Management per the General Meeting of Shareholders on April 23, 2014 for a period of four years. The remuneration package of Mr. Nickl, which has been laid down in a management services agreement, is fully in line with the 2014 Remuneration Policy and the applicable Corporate Governance standards. The management services agreement contains specific provisions regarding benefits upon termination of the agreement; a severance amount is restricted to one year base salary.

ASML compensated part of the shares and stock options that were forfeited when Mr. Nickl left his former company in the United States. This compensation takes the form of a maximum of 56,000 performance related shares awarded in 2014, subject to the performance conditions, a three year vesting period and a two year holding period as applicable under the 2014 Remuneration Policy.

Termination of the employment agreement with Mr. Meurice

The employment agreement with Mr. Meurice has continued until March 31, 2014. The terms and conditions under the employment contract have been honored until that date, in accordance with the 2010 Remuneration Policy.

A pro-rated compensation (consisting of 2013 base salary and an short term incentive at target) has applied for the period from January through March 2014. In addition, for the services in the first quarter of 2014, the share-based compensation element of Mr. Meurice’s remuneration has been settled in cash and calculated as 15,167.75 shares, multiplied by the share price effective as of the date of termination of the employment agreement. ASML has reimbursed reasonable repatriation and moving costs made. No severance payment has been given to Mr. Meurice.

2014 Remuneration Table - Board of Management and former Board of Management

Effective January 1, 2014, the base salary for all members of the Board of Management has been set according to the 2014 Remuneration Policy. Part of this policy is the change in the pay mix at ASML: a shift to less variable pay and more fixed pay, which is reflected in the 2014 base salaries. The base salary for the Presidents is set in the middle of the CEO benchmark and the CTO/CFO benchmark.

In 2014, the Short Term Incentive resulted in a cash payout of 127.95% percent of the target payout. 1 out of 5 performance criteria was achieved just above target and 2 performance criteria were achieved between target and maximum. Two criteria were achieved at maximum performance level. The outcome thereof results in a cash payout of EUR 2.85 million representing 76.77% percent of the base salary of the members of the Board of Management.

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The table below reflects the total remuneration per member of the Board of Management. Please note that the reported figures reflect costs related to remuneration incurred for the Company in 2014, 2013 and 2012 under the Generally Accepted Accounting Principles in the United States (“US GAAP”) and the International Financial Reporting Standards as adopted by the European Union (“IFRS-EU”):

		Fixed	Short-term (variable)	Long-term (variable)		Total Remuneration	Other

Board of Management	Financial Year	Base salary EUR	STI (Cash)[1] EUR	LTI (share awards)[2] EUR		Total[6] EUR	Pension EUR	Other benefits and expense reimbursement[7] EUR

P.T.F.M. Wennink	2014	935,000	717,800	1,676,213	[3]	3,329,013	161,271	49,462
	2013	681,500	407,673	1,349,115	[4]	2,438,288	106,033	45,848
	2012	508,000	304,800	1,289,415	[5]	2,102,215	79,190	46,275
M.A. van den Brink	2014	935,000	717,800	1,752,299	[3]	3,405,099	161,271	49,105
	2013	697,000	416,945	1,429,197	[4]	2,543,142	112,481	45,920
	2012	538,000	322,800	1,366,039	[5]	2,226,839	83,990	47,540
W.U. Nickl	2014	600,000	460,620	1,385,835		2,446,455	44,578	145,346[12]
	2013[11]	50,000	65,000[9]	-		115,000	4,547	12,936
	2012	-	-	-		-	-	-
F.J. van Hout	2014	627,000	481,348	1,388,070	[3]	2,496,418	82,216	43,244
	2013	458,000	273,976	1,182,907	[4]	1,914,883	71,164	42,910
	2012	445,000	267,000	1,131,676	[5]	1,843,676	69,110	37,313
F.J.M. Schneider-Maunoury	2014	611,000	469,065	1,351,343	[3]	2,431,408	80,072	28,812
	2013	446,000	266,797	1,150,392	[4]	1,863,189	69,244	28,426
	2012	433,000	259,800	1,144,137		1,836,937	67,190	28,889

		Fixed	Short-term (variable)	Long-term (variable)		Total Remuneration	Other

Former Board of Management	Financial Year	Base salary EUR	STI (Cash) EUR	LTI (share awards)[2] EUR		Total[6] EUR	Pension EUR	Other benefits and expense reimbursement[7] EUR

E. Meurice	2014	210,750	1,177,790[10]	-		1,388,540	36,293	19,256
	2013	843,000	630,353[1]	5,837,399	[4,8]	7,310,752	172,593	107,500
	2012	818,000	613,500[1]	2,079,601	[5]	3,511,101	167,427	127,116

1	Actual STI (cash) chargeable to the company in the financial year (i.e. STI relating to performance in the current year but paid out in the next financial year).
2	The remuneration reported as part of the LTI (share awards) is based on cost incurred under US GAAP and IFRS-EU. The costs of share awards are charged to the Consolidated Statement of Profit or Loss over the 3 year vesting period based on the maximum achievable number of share awards. Therefore the costs for e.g. the financial year 2014 include costs of the Board of Management performance share plan 2014, 2013 and 2012. Furthermore the difference between the amount based on the maximum achievable number of share awards and the amount based on the actual number of share awards that vest, is released to the Consolidated Statement of Profit or Loss in the financial year in which the share awards vest. For actual number of share awards and more details see the details of shares held by members of the Board of Management.
3	The remuneration reported as part of the LTI (share awards) for the year 2014 includes an adjustment for the Board of Management performance share plan 2011 based on the actual number of share awards vested in 2014. The adjustment for Mr Wennink, Mr van den Brink, Mr van Hout and Mr. Schneider-Maunoury amounts to EUR -77,769, EUR -82,409, EUR -68,320, EUR -66,312, respectively.
4	The remuneration reported as part of the LTI (share awards) for the year 2013 includes an adjustment for the Board of Management performance share plan 2010 based on the actual number of share awards vested in 2013. The adjustment for Mr Wennink, Mr van den Brink, Mr van Hout, Mr. Schneider-Maunoury and for Mr Meurice amounts to EUR -63,035, EUR -66,795, EUR -55,376, EUR -53,748, EUR -101,740, respectively.
5	The remuneration reported as part of the LTI (share awards) for the year 2012 includes an adjustment for the Board of Management performance share plan 2009 based on the actual number of share awards vested in 2012. The adjustment for Mr Wennink, Mr van den Brink, Mr van Hout and for Mr Meurice amounts to EUR -65,785, EUR -69,831, EUR -57,838, EUR -106,266, respectively.
6	This total reflects base salary, STI (cash) and LTI (share awards).
7	Other benefits and expense reimbursement are gross amounts and may include housing costs, company car costs, travel expenses, social security costs, health and disability insurance costs and representation allowances.
8	The remuneration reported as part of the LTI (share awards) for the year 2013 mainly includes costs related to the accelerated vesting of the share awards for the share plans 2011, 2012 and 2013.
9	Mr. Nickl is partly compensated for his loss of 2013 variable income at his previous employer; he has received from ASML Euro 65,000 per month for every month in function in 2013.
10	Mr. Meurice received a pro-rated compensation of the short term incentive of 75% of his gross salary in 2014 which is equal to EUR 158,063. In addition, the share-based compensation element of Mr. Meurice’s remuneration was calculated as 15,167.75 shares and has been settled in cash at a share price of EUR 67.23. Both have been paid in 2014.
11	Mr. Nickl was not part of Board of Management during 2013.
12	During 2014, Mr. Nickl received a temporary allowance of EUR 99,026 to cover relocation and housing costs (gross amount before taxes).

The maximum number of conditionally granted shares that the members of the Board of Management may acquire if specific performance criteria are achieved, and provided that applicable employment conditions are met, is included in the table below. If the specific performance criteria are not achieved, and/or applicable employment conditions are not met, no performance shares will become unconditional.

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The table below provides a comprehensive overview of conditional share awards that are granted in the performance period and unconditional share awards that are included in the holding period or that have become free tradable in 2014.

Overview of share awards (as per December 31, 2014):

	At moment of grant						At moment of vesting						At end of lock-up period

Board of Management	Grant date	Status	Full control	Number		Fair[1] value EUR	Total[2] fair value EUR	Vesting date	Number		Share price at vesting EUR	Total[5] (pre-tax) market value EUR	End of lock- up date	Number	Share price at end of lock-up EUR	Total[6] (pre-tax) market value EUR

P.T.F.M. Wennink	1/24/2014	Conditional	No	19,280		64.39	1,241,439	1/24/2017	-		-	-	1/24/2019	-	-	-
	4/19/2013	Conditional	No	35,035		55.47	1,943,391	4/19/2016	-		-	-	4/19/2018	-	-	-
	4/18/2012	Conditional	No	45,689		37.33	1,705,570	4/18/2015	-		-	-	4/18/2017	-	-	-
	4/13/2011	Unconditional	No	54,974		28.29	1,555,214	4/13/2014	52,225		63.53	3,317,854	4/13/2016	-	-	-
	2/1/2010	Unconditional	No	54,974		22.93	1,260,554	2/1/2013	52,225		56.59	2,955,413	2/1/2015	-	-	-
	2/2/2009	Unconditional	Yes	35,287		13.05	460,495	2/2/2012	30,246	[3]	33.92	1,025,944	2/2/2014	23,289	62.98	1,466,741

M.A. van den Brink	1/24/2014	Conditional	No	19,280		64.39	1,241,439	1/24/2017	-		-	-	1/24/2019	-	-	-
	4/19/2013	Conditional	No	37,111		55.47	2,058,547	4/19/2016	-		-	-	4/19/2018	-	-	-
	4/18/2012	Conditional	No	48,387		37.33	1,806,287	4/18/2015	-		-	-	4/18/2017	-	-	-
	4/13/2011	Unconditional	No	58,256		28.29	1,648,062	4/13/2014	55,343		63.53	3,515,941	4/13/2016	-	-	-
	2/1/2010	Unconditional	No	58,256		22.93	1,335,810	2/1/2013	55,343		56.59	3,131,860	2/1/2015	-	-	-
	2/2/2009	Unconditional	Yes	37,458		13.05	488,827	2/2/2012	32,107	[3]	33.92	1,089,069	2/2/2014	24,722	62.98	1,556,992

W.U. Nickl	1/24/2014	Conditional	No	12,373		64.39	796,697	1/24/2017	-		-	-	1/24/2019	-	-	-
	1/24/2014 -	Conditional -	No -	56,000 -	[7]	64.39 -	3,605,840 -	1/24/2017 -	- -		- -	- -	1/24/2019 -	- -	- -	- -

F.J. van Hout	1/24/2014	Conditional	No	12,929		64.39	832,498	1/24/2017	-		-	-	1/24/2019	-	-	-
	4/19/2013	Conditional	No	30,681		55.47	1,701,875	4/19/2016	-		-	-	4/19/2018	-	-	-
	4/18/2012	Conditional	No	40,023		37.33	1,494,059	4/18/2015	-		-	-	4/18/2017	-	-	-
	4/13/2011	Unconditional	No	48,293		28.29	1,366,209	4/13/2014	45,878		63.53	2,914,629	4/13/2016	-	-	-
	2/1/2010	Unconditional	No	48,293		22.93	1,107,358	2/1/2013	45,878		56.59	2,596,236	2/1/2015	-	-	-
	2/2/2009	Unconditional	Yes	31,021		13.05	404,824	2/2/2012	26,589	[3]	33.92	901,899	2/2/2014	20,473	62.98	1,289,390

F.J.M. Schneider- Maunoury	1/24/2014	Conditional	No	12,599		64.39	811,250	1/24/2017	-		-	-	1/24/2019	-	-	-
	4/19/2013	Conditional	No	29,877		55.47	1,657,277	4/19/2016	-		-	-	4/19/2018	-	-	-
	4/18/2012	Conditional	No	38,944		37.33	1,453,780	4/18/2015	-		-	-	4/18/2017	-	-	-
	4/13/2011	Unconditional	No	46,886		28.29	1,326,405	4/13/2014	44,542		63.53	2,829,753	4/13/2016	-	-	-
	2/1/2010	Unconditional	No	46,886		22.93	1,075,096	2/1/2013	44,542		56.59	2,520,632	2/1/2015	-	-	-

	At moment of grant						At moment of vesting					At end of lock-up period

Former Board of Management	Grant date	Status	Full control	Number	Fair[1] value EUR	Total[2] fair value EUR	Vesting date	Number		Share price at vesting EUR	Total[5] (pre-tax) market value EUR	End of lock- up date	Number	Share price at end of lock-up EUR	Total[6] (pre-tax) market value EUR

E. Meurice	4/19/2013	Unconditional	Yes	56,471	55.47	3,132,446	4/7/2014	53,647		66.13	3,547,676	4/7/2014	53,647	66.13	3,547,676
	4/18/2012	Unconditional	Yes	73,570	37.33	2,746,368	4/7/2014	69,891		66.13	4,621,892	4/7/2014	69,891	66.13	4,621,892
	4/13/2011	Unconditional	Yes	88,732	28.29	2,510,228	1/31/2014	84,295		62.98	5,308,899	1/31/2014	84,295	62.98	5,308,899
	2/1/2010	Unconditional	Yes	29,578	22.93	678,224	2/1/2013	28,099		56.59	1,590,122	1/2/2014	28,099	67.76	1,903,988
	2/2/2009	Unconditional	Yes	19,000	13.05	247,950	2/2/2012	16,287	[3,4]	33.92	552,455	1/2/2014	12,541	67.76	849,778

1	The fair value of the shares as of the grant date.
2	Total fair value is calculated by multiplying the number of shares awards with the fair value at grant date. Under USGAAP and IFRS-EU, the fair value of the share awards is charged to the Consolidated Statement of Profit or Loss over the vesting period.
3	The number of shares included in the lock-up period were reduced in 2012 as a result of the synthetic share buy back due to an exchange for each 100 ordinary shares for 77 ordinary shares. The number of shares vested in 2012 after the synthetic share buy back for Mr. Wennink, Mr. van den Brink and for Mr. van Hout are 23,289 shares, 24,722 shares and 20,473 shares, respectively.
4	The number of shares vested in 2012 after the synthetic share buy back for Mr. Meurice was 37,621 shares for which 25,080 shares were already out of the lock-up period in 2013.
5	Total (pre-tax) market value is calculated by multiplying the number of vested shares by the share price as per the vesting date.
6	Total (pre-tax) market value is calculated by multiplying the number of vested shares by the share price as per the end of lock-up period.
7	ASML compensated part of the shares and stock options that were forfeited when Mr. Nickl left his former company in the United States. This compensation takes the form of a maximum of 56,000 performance related shares awarded in 2014, subject to the performance conditions, a three year vesting period and a two year holding period as applicable under the 2014 Remuneration Policy.

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The overview below provides the actual outstanding share awards of each individual member of the Board of Management per December 31, 2014 (i.e. reflecting the development in the number of ASML shares held during 2014).

Details of shares held by members of the Board of Management:

	Dec. 31, 2014

Board of Management	Jan. 1, 2014	Shares vested	Shares sold[1]	Total	Free tradable[2]	With lock-up restriction[2]

P.T.F.M. Wennink	35,303	52,225	38,696	48,832	-	48,832
M.A. van den Brink	37,431	55,343	41,026	51,748	-	51,748
W.U. Nickl	-	-	-	-	-	-
F.J. van Hout	31,020	45,878	34,000	42,898	-	42,898
F.J.M Schneider-Maunoury	27,939	44,542	16,603	55,878	-	55,878

	Dec. 31, 2014

Former Board of Management	Jan. 1, 2014	Shares vested	Shares sold[1]	Total	Free tradable[2]	With lock-up restriction[2]

E. Meurice	25,491	207,833	233,324	-	-	-

1	Shares sold in 2014 includes sell to cover for tax purposes.
2	All shares are held by an independent third party trust.

Share ownership guideline

The Remuneration Committee has assessed the shareholding positions of the members of the Board of Management per December 31, 2014 based upon the share ownership guideline of the 2014 Remuneration Policy. All members of the Board of Management meet the guideline to hold at least the value of two times base salary in shares.

			Dec. 31, 2014

Board of Management	Base salary	Shares guideline[1]	Actual number of shares	Value[1]	Factor[2]

P.T.F.M. Wennink	935,000	20,894	48,832	4,370,464	4.7
M.A. van den Brink	935,000	20,894	51,748	4,631,446	5.0
W.U. Nickl	600,000	13,408	-	-	-
F.J. van Hout	627,000	14,012	42,898	3,839,371	6.1
F.J.M. Schneider-Maunoury	611,000	13,654	55,878	5,001,081	8.2

1	Share price at December 31, 2014 is EUR 89.50.
2	Factor is calculated by dividing the value of shares by the base salary.

In accordance with the share ownership guideline, Mr. Nickl is allowed to meet the guideline three years after his appointment as a member of the Board of Management. Since Mr. Nickl is first appointed by the Annual Meeting of Shareholders on April 23, 2014, Mr. Nickl is required to first meet the guideline per April 23, 2017. It is expected that Mr. Nickl will meet the guideline by then.

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2014 Remuneration - Supervisory Board

The Remuneration Committee is responsible for reviewing and, if appropriate, recommending changes to the remuneration of the Supervisory Board. Any recommended changes to the remuneration of the members of the Supervisory Board must be submitted to the General Meeting of Shareholders for approval.

Fee levels

The remuneration of the Supervisory Board has been reviewed by the Supervisory Board upon the recommendation of the Remuneration Committee. The proposed adjustment was approved by the General Meeting of Shareholders on April 23, 2014 and became effective per April 1, 2014. The remuneration arrangement is set out in the table below.

In accordance with the Dutch Corporate Governance Code, the Supervisory Board remuneration is not dependent on the financial results of the Company. No member of the Supervisory Board personally maintains a business relationship with the Company other than as a member of the Supervisory Board. Furthermore, the Supervisory Board does not receive benefits upon termination of employment.

Supervisory Board fee levels:

Role	Annual (fixed) fee EUR	Audit Committee EUR	Other committees EUR

Chairman	95,000	15,000	12,000

Non-European member[1]	80,000	10,000	8,000

European member[1]	60,000	10,000	8,000

1	In addition to the annual (fixed) fee, the Vice-Chairman of the Supervisory Board receives EUR 5,000 to fulfill this role.

Additional reimbursements

In addition, ASML paid a net cost allowance amounting to EUR 1,800 in 2014 to each Supervisory Board member, and EUR 2,400 to the Chairman of the Supervisory Board in 2014.

Share ownership

Members of the Supervisory Board are free to acquire or dispose ASML shares or options for their own account, provided they comply with the applicable ASML Insider Trading Rules. Those securities are not part of their remuneration from the Company and are therefore not included. None of the members of the Supervisory Board currently owns shares or options on shares of the Company.

Loans

The Company has not granted any (personal) loans to, nor has it granted any guarantees or the like in favor of, any of the members of the Supervisory Board.

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Remuneration awarded in 2014

In the table below an overview is provided of the remuneration awarded to Supervisory Board members in 2014.

Supervisory Board remuneration in 2014:

	2014	Supervisory Board		Audit Committee		Remuneration Committee		Selection and Nomination Committee		Technology and Strategy Committee		Other

Arthur P.M. van der Poel	117,750	88,750		10,000		-		11,000	[4]	8,000		-
OB Bilous	28,500	20,000	[5]	-		-		3,000	[5]	3,000	[5]	2,500	[1]
Fritz W. Fröhlich	85,500	57,500		15,000		-		8,000		-		5,000	[2]
Hendrika (leke) C.J. van den Burg[6]	52,500	42,500	[5]	-		6,000	[5]	4,000	[5]	-		-
Pauline F.M. van der Meer Mohr	73,000	57,500		7,500	[5]	8,000		-		-		-
Douglas A. Grose	99,000	80,000		-		-		8,000		11,000	[4]	-
Clara (Carla) M.S. Smits-Nusteling	67,500	57,500		10,000		-		-		-		-
Johannes (Hans) M.C. Stork[3]	88,000	80,000		-		-		-		8,000		-
Wolfgang H. Ziebart	77,500	57,500		-		12,000		-		8,000		-

Total	689,250	541,250		42,500		26,000		34,000		38,000		7,500

1	To compensate for certain obligations ASML has towards the US government as a result of the merger with SVG in 2001, one US member receives an additional EUR 2,500 to fulfill these obligations.
2	In addition to the annual fixed fee, the Vice-Chairman of the Supervisory Board receives EUR 5,000 per year to fulfill his role.
3	During 201 4 Johannes (Hans) M.C. Stork was appointed as member of the Supervisory Board and therefore received an observer fee in the first quarter.
4	Amount differs from the annual compensation due to a role change from member to chairman of the committee.
5	Amount differs from the annual compensation as the member was not part of the Supervisory Board / committee for the full year.
6	Ms. Hendrika (leke) C.J. van den Burg passed away on September 28, 2014.

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